EXHIBIT 99.1

Osisko Development Announces Non-Brokered Private Placement

MONTREAL, Sept. 04, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. ("Osisko Development" or, the "Company") (NYSE: ODV, TSXV: ODV) is pleased to announce a non-brokered private placement of units of Osisko Development ("Units") at a price of USD $1.80 (the "Offering"), with each Unit consisting of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant of the Company (each, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share (each, a "Warrant Share") at a price of USD $3.00 per Warrant Share for a period of 60 months following the Closing Date.

The Closing Date of the Offering is expected to occur on or about September 23, 2024, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the conditional approval from the New York Stock Exchange and the TSX Venture Exchange. The securities issued pursuant to the Offering will be subject to applicable hold periods, including a hold period of four months and one day from the closing date of the Offering in accordance with applicable Canadian securities laws. The Units may also be offered and sold in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). The Offering may be closed in multiple tranches and is not subject to a minimum offering size.

The Company intends to use the net proceeds of the Offering towards the advancement of its Cariboo Gold Project and Tintic Project, and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful absent registration under the U.S. Securities Act, or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

About Osisko Development Corp.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskodev.com Tel: +1 (514) 940-0685	Philip Rabenok Director, Investor Relations Email: prabenok@osiskodev.com Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward‐looking information" (within the meaning of applicable Canadian securities laws) and "forward‐ looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this news release may include, without limitation, statements pertaining to: the use of proceeds from the Offering, the closing of the Offering and the ability to obtain the necessary regulatory authority and approvals. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the TSX Venture Exchange (if at all). Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.